[redacted]

06051199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER 8-65202

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chaconia Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Trinidad and Tabago Unit Trust 82 Independence Square
(No. and Street)

Port of Spain (City) Trinidad, W.I. (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth T. McGuire 813 988-5829
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, P.A.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400 (Address) Clearwater (City) FL (State) 33762 (Zip Code)

PROCESSED
DEC 06 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 21 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chaconia Financial Services Inc, as of February 24, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Notary Public State of Florida
Deborah Lynn Otto
My Commission DD455075
Expires 07/26/2009

[signature]
Signature

Financial Principal & Operations Manager
Title

Deborah Lynn Otto 2/24/06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

**Report of Independent Certified Public Accountants**

To the Board of Directors and
Stockholder of Chaconia Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Chaconia Financial Services, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chaconia Financial Services, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp P.A.

January 13, 2006
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ■ Tel 727.572.1400 ■ 813.879.1400 ■ Fax 727.571.1933 ■ www.KRMTCPA.com

Chaconia Financial Services, Inc.
~~(A wholly-owned subsidiary of Chaconia Fund Services, Inc.,~~
a wholly-owned subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

**Statement of Financial Condition**

**December 31, 2005**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 11,867 |
| Accounts receivable | | 7,429 |
| Total assets | $ | 19,296 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| State income taxes payable | $ | 500 |
| Stockholder's equity: | | |
| Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding) | | 1,010 |
| Additional paid-in capital | | 75,092 |
| Accumulated deficit | | (57,306) |
| Total stockholder's equity | | 18,796 |
| Total liabilities and stockholder's equity | $ | 19,296 |

The accompanying notes are an integral part of these financial statements.

## (1) Organization and Nature of Business and Liquidity

Chaconia Financial Services, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of Chaconia Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company was reinstated by the Securities and Exchange Commission (SEC) and National Association of Securities Dealers, Inc. (NASD) and approved to operate on July 24, 2002 under a NASD membership agreement as a broker-dealer limited to engaging in the retail distribution of mutual funds on an application basis.

The Company is engaged to conduct a limited security business consisting of the distribution of open-ended investment shares of an affiliated company, Chaconia Income and Growth Fund (the Fund), to customers residing in the United States of America. The Company will not act as a clearing broker or transact any trades on behalf of its clients.

The Company is dependent on its parent to fund cash flow deficits since the Company's operations are limited as of December 31, 2005 to receipt of fees from one customer domiciled in the United States of America.

## (2) Significant Accounting Policies

### (a) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

The Company maintains a cash deposit with NASD to facilitate NASD's directly charging of certain expenses related to the Company's operations as a broker-dealer. The Company has a deposit of $331 included in cash and cash equivalents in the accompanying statement of financial condition at December 31, 2005.

### (b) Fee Income

Fees are recorded upon notification from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan for expenses incurred by the Company in connection with the distribution of the Fund's shares.

## (2) Significant Accounting Policies - Continued

### (c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (d) Advertising Costs

Advertising costs are expensed as incurred and are included in the accompanying statement of income. Total advertising expense was $558 for the year ended December 31, 2005.

### (e) Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant components of the Company's net deferred income taxes are as follows:

| | | |
|---|---|---|
| Net operating loss carryforwards | $ | 13,754 |
| Valuation allowance | | (13,754) |
| | $ | - |

Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

(2) **Significant Accounting Policies - Continued**

(e) **Income Taxes - Continued**

At December 31, 2005 the Company had net operating loss carryforwards of approximately $57,000, which will begin to expire by year 2022.

(3) **Concentrations of Credit Risk and Major Customer Information**

The Company maintains its cash accounts with a banking institution. Total cash balances are insured by the FDIC up to $100,000 per account.

During 2005, all fee income received by the Company was generated by one customer.

(4) **Related Party Transactions**

The Company shares office space, personnel and other administrative expenses with its Parent.

(5) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, which as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital and a regulatory net capital requirement of $11,036 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .05 to1.